555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
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June 6, 2011	Brussels	Orange County
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United States Securities and Exchange Commission	Milan
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wesco Aircraft Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 13, 2011
File No. 333-173381

Dear Mr. Ingram:

On behalf of our client, Wesco Aircraft Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on April 8, 2011, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on May 13, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. John Holland, the Company’s General Counsel, dated May 25, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format to each of Chambre Malone and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Our Sponsor, page 5

1.                                      Please provide the assets under management figures as of the most recent practicable date.

Response: The Company has revised the disclosure on page 5 to disclose the assets under management figure for Carlyle as of March 31, 2011.

Summary Historical Financial Data, page 7

2.                                      Please amend your filing to clarify whether the Adjusted EBITDA referenced on page 8 is the same non-GAAP measure as the Bonus EBITDA on pages 84 and F-25 and EBITDA related to your debt covenants on pages 53 and F-33.

Response: The Company has revised the disclosure on page 8 to clarify that Adjusted EBITDA varies from (i) the measure “EBITDA” discussed in the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Secured Credit Facilities” and in the Company’s consolidated financial statements included in the Registration Statement and (ii) the measure “Bonus EBITDA” discussed in the Registration Statement under “Compensation Discussion and Analysis” and in the Company’s consolidated financial statements included in the Registration Statement.

Six Months Ended March 31, 2010 compared with the Six Months Ended March 31, 2011, page 44

3.                                      We note that A/R as a percentage of quarterly sales for the three months ended March 31, 2011 was 60% and 51% for the three months ended September 30, 2010.  Please amend your filing to discuss and quantify the underlying factors that contributed to the change in this measure (i.e. an increase in your aging).  We note the increase in A/R from September 30, 2010 to March 31, 2011; however, the allowance for doubtful accounts decreased.  Please amend your filing to discuss the factors that contributed to the decline in your allowance account.  Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response: The Company has revised the disclosure on page 54 to include (i) a description of the factors that have historically driven fluctuations in its accounts receivable balance as a percentage of net sales and its allowance for doubtful accounts and (ii) additional disclosure about its accounts receivable balance as a percentage of net sales for the periods presented. However, the Company respectfully advises the Staff that it has not provided a description of the factors that contributed to the increase in its accounts receivable balance as a percentage of net sales and a decrease in its allowance for doubtful accounts for the three months ended September 30, 2010 compared with the three months ended March 31, 2011, as the Company does not believe such comparisons would provide meaningful information to investors, given that these two periods are not directly comparable due to the intervening three month period ended December 31, 2010. However, the Company respectfully advises the Staff that the increase in accounts receivable balance as a percentage of net sales in the three months ended March 31, 2011 compared with the three months ended September 30, 2010 was primarily the result of a $7.7 million sale during September 2010 for which the Company received payment prior to September 30, 2010, which resulted in an atypical decrease in accounts receivable, and typical quarter-to-quarter fluctuations in the timing of sales. In addition, the Company’s allowance for doubtful accounts decreased, despite the increase in accounts receivable balance, during the three months ended March 31, 2011 compared with the three months ended September 30, 2010, as a result of the recovery of $2.2 million of a bad debt.

New Senior Secured Credit Facilities, page 53

4.                                      You disclose on page 20 that you have significant indebtedness and that as of March 31, 2011, your total long-term indebtedness outstanding under your old senior secured credit facilities was approximately 50.6% of your total capitalization.  We note that in April 2011 that you entered into new senior secured credit facilities that required the maintenance of a net debt-to-EBITDA ratio and an EBITDA-to-net interest expense ratio.  Please amend your filing to disclose the required ratio as compared to your actual ratio as of March 31, 2011 using the covenant requirements under your new senior secured credit facilities.  Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response: The Company has revised the disclosure on page 53 to include (i) the required net debt-to-EBITDA ratio and EBITDA-to-net interest expense ratio under the new senior secured credit facilities and (ii) a measurement of these ratios as of March 31, 2011 if the new senior secured credit facilities had been in effect at that time.

Quantitative and Qualitative Disclosures about Market Risk, page 57

5.                                      On page 16 you state that you may be materially adversely affected by high fuel prices.  Please amend your filing to provide quantitative and qualitative disclosures about your market risk related to your fuel prices.  Refer to Item 305 of Regulation S-K for guidance.

Response: The Company has revised the disclosure on page 59 to include a qualitative description of the direct impact increased fuel prices could have on its business, financial condition and results of operations as a result of increased freight costs caused by fuel surcharges or other fuel cost-driven price increases implemented by the third-party package delivery companies on which it relies. However, given that the Company estimates that its annual freight costs are approximately $2.5 million, it does not believe the impact of potential fuel surcharges or fuel cost-driven price increases would materially impact its business, financial condition and results of operations. The Company has also revised the disclosure on page 59 to include a qualitative description of the material adverse effect increased fuel prices could have on its business, financial condition and results of operations as a result of potential decreases in airline profitability and corresponding decreases in demand for new commercial aircraft that utilize the products the Company sells. However, the Company cannot quantify the impact such decreases would have on its business, financial condition and results of operations, as the impact of such decreases would be indirect, and would be additionally difficult to accurately quantify given that demand for the new commercial aircraft is typically the product of numerous factors.

Signatures, page II-6

6.                                      We note that you have not provided signatures for the individuals constituting a majority of the board of directors.  If either Mr. Snyder or Mr. Hann is signing the registration statement as attorney-in-fact for the remaining board members, please provide his separate signature as attorney-in-fact indicating that he is signing on behalf of those persons.

Response: The Company has revised the disclosure on pages II-6 and II-7 to include a separate signature for Mr. Snyder as attorney-in-fact, indicating that he is signing on behalf of Mr. J. Shawn Trogdon, the Company’s Global Controller, and each of the members of the Company’s Board of Directors.

Exhibit 10.1

7.                                      We note that you have not filed the schedules to the credit agreement.  Please file a complete copy of the credit agreement, including all schedules and exhibits.

Response: The Company has re-filed Exhibit 10.1, which now includes a complete copy of the credit agreement, including all schedules and exhibits.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

John Holland, General Counsel

Chambre Malone